SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

SEACOR HOLDINGS INC.
(Name of Subject Company (Issuer))

SEACOR HOLDINGS INC.
(Name of Filing Person (Issuer))

2.50% CONVERTIBLE SENIOR NOTES DUE 2027
(Title of Class of Securities)

811904 AM3

(CUSIP Number of Class of Securities)

_____________________

William C. Long
Executive Vice President, Chief Legal Officer and Corporate Secretary
Seacor Holdings Inc.
2200 Eller Drive, P.O. Box 13038
Fort Lauderdale, Florida 33316
(954) 523-2200

_____________________

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

_____________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$65,198,023	$8,117.16

____________________________________

*

Calculated solely for purpose of determining the amount of the filing fee. The repurchase price of the 2.50% Convertible Senior Notes due 2027 (the “Notes”), as described herein, is 100% of the principal amount of the notes, plus accrued and unpaid interest up to, but not including, the repurchase date. As of November 10, 2017, there was $64,455,000 in aggregate principal amount of the Notes outstanding, and it is expected that there will be accrued and unpaid interest in an amount equal to $11.53 per $1,000 principal amount of Notes due on the repurchase date, resulting in an aggregate maximum purchase price of $65,198,023.

**

Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $124.50 per $1,000,000 of the aggregate amount of the valuation of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,117.16	Filing Party:	SEACOR Holdings Inc.
Form or Registration No. :	Schedule TO, File No. 005-42593	Date Filed:	April 25, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	___ party tender offer subject to Rule 14d-1.

☒	___ under offer subject to Rule 13e-4.

☐	___ private transaction subject to Rule 13e-3

☐	___ to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on April 25, 2018 by SEACOR Holdings Inc., a Delaware corporation (the “Company”), with respect to the right of each holder (the “Holder”) of the Company’s 2.50% Convertible Senior Notes due 2027 (the “Notes”) to sell and the obligation of the Company to repurchase the Notes (the “Put Option”), as set forth in the Company’s Issuer Repurchase Notice for 2.50% Convertible Senior Notes due 2027, dated April 25, 2018 and filed as an exhibit to the Schedule TO. This Amendment No. 1 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

Pursuant to the terms of the Notes and the Indenture, the Company was obligated, at the option of each Holder, to repurchase on May 31, 2018 all Notes validly surrendered for repurchase and not validly withdrawn prior to 5:00 p.m., New York City time, on May 30, 2018. Based on final information provided to the Company by the Trustee, as trustee and paying agent, no Notes were validly surrendered for repurchase, and not validly withdrawn, in the Put Option. As such, no Notes were repurchased by the Company pursuant to the Put Option, and $64,455,000 aggregate principal amount of Notes remain outstanding.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Issuer Repurchase Notice for 2.50% Convertible Senior Notes due 2027, dated April 25, 2018.

(a)(1)(B)*	Form W-9.

(a)(1)(C) *	Summary Advertisement published in The New York Times on April 25, 2018.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press Release issued by the Company on April 25, 2018.

(a)(5)(B)	Press Release issued by the Company on June 1, 2018.

(b)	Not applicable.

(d)(1)*

Indenture, dated as of December 11, 2012, between the Company and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.)

(d)(2)*

Supplemental Indenture, dated as of December 12, 2017, to the Indenture dated as of December 11, 2012, between the Company and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated December 12, 2017.)

(g)	None.

(h)	None.

______________________
* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEACOR HOLDINGS INC.

By:	/s/ William C. Long

Name: William C. Long
Title: Executive Vice President, Chief Legal Officer and Corporate Secretary

Dated: June 1, 2018

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Issuer Repurchase Notice for 2.50% Convertible Senior Notes due 2027, dated April 25, 2018.

(a)(1)(B)*	Form W-9.

(a)(1)(C) *	Summary Advertisement published in The New York Times on April 25, 2018.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press Release issued by the Company on April 25, 2018.

(a)(5)(B)	Press Release issued by the Company on June 1, 2018.

(b)	Not applicable.

(d)(1)*

Indenture, dated as of December 11, 2012, between the Company and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.)

(d)(2)*

Supplemental Indenture, dated as of December 12, 2017, to the Indenture dated as of December 11, 2012, between the Company and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated December 12, 2017.)

(g)	None.

(h)	None.

______________________
* Previously filed.